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:COMMISSION
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED FEB 28 2006 WASH. D.C. 153 SECTION

SEC FILE NUMBER
8- 49951

AB 3/13

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2005 (MM/DD/YY) AND ENDING 12/31/2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MDB Capital Group, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

401 Wilshire Blvd., Suite 1020
(No. and Street)

Santa Monica | California | 90401
(City) | (State) | (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christopher Marlett (310) 526-5000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dave Banerjee, CPA
(Name – *if individual, state last, first, middle name*)

6301 Owensmouth Avenue, Suite 750, Woodland Hills, CA 91367
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 11 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Christopher Marlett, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MDB Capital Group. LLC, as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Christopher Marlet

Signature

President

Title

Notary Public

ELLEN S. RUBIN
Commission # 1516657
Notary Public - California
Los Angeles County
My Comm. Expires Sep 30, 2008

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MDB CAPITAL GROUP, LLC

FINANCIAL STATEMENTS
AND
ACCOMPANYING SUPPLEMENTARY INFORMATION

REPORT PURSUANT TO SEC RULE 17a-5(d)

FOR THE YEAR ENDED
DECEMBER 31, 2005

MDB CAPITAL GROUP, LLC

Table of Contents

DAVE BANERJEE, CPA
An Accountancy Corporation – Member AICPA and PCAOB

6301 Owensmouth Avenue, Suite 750, Woodland Hills, CA 91367 • (818) 657-0288 • FAX (818) 657-0299 • (818) 312-3283
E-mail: banerji@aol.com • *Web: www.DaveBanerjee.com*

INDEPENDENT AUDITORS' REPORT

Board of Members
MDB Capital Group, LLC
Santa Monica, California

I have audited the accompanying statement of financial condition of MDB Capital Group, LLC. as of December 31, 2005 and the related statements of operations, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statement referred to above present fairly, in all material respects, the financial position of MDB Capital Group, LLC as of December 31, 2005 and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedule I-III is presented for purposes of additional analysis and is not required as part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subject to the auditing procedures applied in my audit of the basic financial statements and, in my opinion, is fairly stated in all material respect in relating to the basic financial statements taken as a whole.

This opinion is intended solely for the information and use of the board of directors, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a 5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Dave Banerjee, CPA
an Accountancy Corp.
Woodland Hills, California
February 24, 2006

MDB CAPITAL GROUP, LLC

Statement of Financial Condition
December 31, 2005

ASSETS

Cash and cash equivalents	$	2,138,494
Accounts receivable		533,613
Investments		7,750,776
Fixed assets		
net of accumulated depreciation and amortization of $333,591		362,719
Prepaid and other assets		4,523
Total assets	$	10,790,125

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES:		
Accounts payable and accrued expenses	$	3,270,351
Accrued salaries and payroll taxes		352,557
Securities sold not yet purchased		326,460
Income tax payable		11,905
Total liabilities		3,961,273
MEMBERS' EQUITY:		
Members' equity		6,828,852
Total liabilities and members' equity	$	10,790,125

The accompanying notes are an integral part of these financial statements

MDB CAPITAL GROUP, LLC

Statement of Income
For the year ended December 31, 2005

REVENUES:		
Commissions, service fees and other	$	2,829,219
Trading and investment		2,747,245
Total income		5,576,464
EXPENSES:		
Legal and professional		82,792
Communication		8,437
Administrative		2,957,445
Occupancy		250,387
Operations		1,076,704
Total expenses		4,375,765
INCOME BEFORE INCOME TAXES		1,200,699
INCOME TAX PROVISION (Note 2)		
State taxes		800
State LLC fees		11,790
Total income tax provision		12,590
NET INCOME		$1,188,109

The accompanying notes are an integral part of these financial statements

MDB CAPITAL GROUP, LLC

Statement of Members' Equity
For the year ended December 31, 2005

	Members' Equity	Net Income	Total Members' Equity
Beginning balance January 1, 2005	$ 7,032,743		$ 7,032,743
Capital withdrawals	(1,392,000)		(1,392,000)
Net Income		1,188,109	1,188,109
Ending balance December 31, 2005	$ 5,640,743	$1,188,109	$6,828,852

The accompanying notes are an integral part of these financial statements

MDB CAPITAL GROUP, LLC

Statement of Cash Flows
For the year ended December 31, 2005

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income	$	1,186,469
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		13,743
(Increase) decrease in:		
Accounts receivable		(497,147)
Investments		(2,039,032)
Prepaid and other assets		(3,291)
Increase (decrease):		
Accounts payable and accrued expenses		2,605,147
Accrued salaries and payroll taxes		191,952
Securities sold not yet purchased		(1,008,444)
Income taxes payable		11,790
Total adjustments		(725,282)
Net cash provided by operating activities		461,187
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of furniture and equipment		(35,028)
Net cash used in investing activities		(35,028)
CASH FLOW FROM FINANCING		
Capital Withdrawals		(1,392,000)
Net cash used in financing activities		(1,392,000)
Increase (decrease) in cash		(965,841)
Cash at beginning of year		3,104,335
Cash at end of year	$	2,138,494
Supplemental disclosure of cash flow information		
Interest		$0
Income taxes and state LLC fee		$12,590

The accompanying notes are an integral part of these financial statements

MDB CAPITAL GROUP, LLC

Notes to Financial Statements
December 31, 2005

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and general matters:

MDB Capital Group, LLC (the "Company") was formed in California in 1996 and is approved as a securities broker dealer by the Securities and Exchange Commission, the National Association of Securities Dealers and the State of California.

The firm is a limited liability company whose managing members are Messers. Christopher A. Marlett and Anthony D. Di Giandomenico.

The firm operates on a fully disclosed basis with another member firm, National Financial Services.

Revenue recognition:
Securities transactions are recorded on a settlement date basis with related commission income and expense also recorded on a settlement date basis.

Marketable securities:
Securities owned are valued at market value. The resulting differences between cost and market is included in income.

Use of Estimates:
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

MDB CAPITAL GROUP, LLC

Notes to Financial Statements
December 31, 2005

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Property, equipment and premises:
The company depreciates its assets over a useful life of five, seven, or thirty-nine and a half years.

		Depreciable Life (in years)
Furniture and fixture at cost	332,332	7
Less: accumulated depreciation	(224,788)	
	$ 107,544	
Computer and equipment	91,979	5
Less: accumulated depreciation	(41,036)	
	$ 50,943	
Leasehold improvements	271,999	
Less: accumulated depreciation	(39,660)	39.5
	$ 232,339	

Depreciation expense for the year ended December 31, 2005 was $12,103.
Accumulated amortization $28,107. No current amortization expense.

Concentrations of Credit Risk:

The Company is engaged in various brokerage activities in which counter parties primarily include broker-dealers, banks, and other financial institutions. In the event counter parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter party.

Management estimates that 100% of the revenues were generated in the State of California.

MDB CAPITAL GROUP, LLC

Notes to Financial Statements
December 31, 2005

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Leases:

The Company committed to an office lease for approximately 4,428 square feet of office space in April of 1999. Under the lease agreement there is a fixed monthly payment of $13,726.80 for nine years. The fixed rent will increase annually by 3% on the 13th month of the Term.

Total Lease Obligation	Year	Amount
	2006	202,433
	2007	209,186
	2008	197,014

Comprehensive Income:
The Company adopted SFAS No. 130, "Reporting Comprehensive Income," which requires that an enterprise report, by major components and as a single total, the changes in equity. There were no other comprehensive income items for the year ended December 31, 2005.

Note 2: INCOME TAXES

The Company was formed as Limited Liability Company and has elected to be treated as a partnership for Federal Tax purposes, which provides that in lieu of corporate taxes, the members are taxed on the Company's taxable income. Therefore, no provision or liability for Federal income taxes is included in these financial statements. The State of California has similar regulations, although there exists a minimum franchise tax of $800 per year. The State of California also imposes a graduated franchise fee for total gross revenue over $5,000,000. This fee calculated to be $11,790 for the Company and is included in state taxes.

Note 3: NET CAPITAL REQUIREMENT

The company is subject to the uniform net capital rule (SEC Rule 15c3-1) of the Securities and Exchange Commission, which requires both the maintenance of minimum net capital and the maintenance of maximum ratio of aggregate indebtedness to net capital. At December 31, 2005 the company had a net capital of $3,745,785 which is $3,503,466 in excess of the minimum of $242,319 required and its ratio of aggregate indebtedness 0.97% to net capital was which is less than 15 to 1 maximum ratio of a broker dealer.

MDB CAPITAL GROUP, LLC

Statement of Net Capital
Schedule I
For the year ended December 31, 2005

	Focus 12/31/05	Audit 12/31/05	Change
Members' equity, December 31, 2005	$ 6,828,852	$ 6,828,852	$ -
Subtract - Non allowable assets:			
Non-marketable securities	775,172	775,172	-
Fixed assets	365,119	365,119	-
Other assets	1,578,799	1,578,799	-
Tentative net capital	4,109,762	4,109,762	-
			-
Haircuts:	363,977	363,977	-
			-
NET CAPITAL	3,745,785	3,745,785	-
			-
Minimum net capital	(242,319)	(242,319)	-
			-
Excess net capital	$ 3,503,466	$ 3,503,466	-
Aggregate indebtedness	3,634,814	3,634,814	-
Ratio of aggregate indebtedness to net capital	0.97%	0.97%	

The accompanying notes are an integral part of these financial statements

MDB CAPITAL GROUP, LLC

Schedule II
Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2005

The Company is exempt from the Reserve Requirement of computation according to the provision of Rule 15c3-3 (k)(2)(ii).

Schedule III
Information Relating to Possession or Control
Requirements Under Rule 15c3-3
December 31, 2005

The Company is exempt from the Rule 15c3-3 as it relates to possession and Control requirements under the (k)(2)(ii) exemptive provision.

DAVE BANERJEE, CPA
An Accountancy Corporation – Member AICPA and PCAOB

6301 Owensmouth Avenue, Suite 750, Woodland Hills, CA 91367 • (818) 657-0288 • FAX (818) 657-0299 • (818) 312-3283
E-mail: banerji@aol.com • *Web*: www.DaveBanerjee.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17A-5

Board of Members,
MDB Capital Group, LLC
Santa Monica, California

In planning and performing my audit of the financial statements of MDB Capital Group, LLC for the year ended December 31, 2005, I considered its internal control structure, for the purpose for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by MDB Capital Group, LLC that I considered relevant to objectives stated in rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e). I did not review the practices and procedures followed by the Company (i) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13, or (ii) in complying with the requirements for prompt payment for securities of Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control structure and the practice and procedures referred to in the preceding paragraph in fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities that I considered to be material weakness as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 and should not be used for any other purpose.

Dave Banerjee, CPA
an Accountancy Corp.
Woodland Hills, California
February 24, 2006